UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES LAUNCH OF BIOCHEMICAL WASTE WATER
CLEANSING EQUIPMENT AT MECHEL-COKE
COKE AND CHEMICALS PRODUCER

Chelyabinsk, Russia — October 27, 2011 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces the launch of a biochemical cleaning facility to treat phenolic waste water from Mechel-Coke
OOO’s coke and chemicals production process.
Andrei Dementyev, Deputy Industry and Natural Resources Minister, Viktor
Semyonov, Director of the Basic Industry Department of the Industry & Natural
Resources Ministry, Konstantin Tsibko, Russian Federation Council Member for
Chelyabinsk Region, Chelyabinsk Region’s First Deputy Governor Sergei Komyakov
and other regional administration officials attended the launch ceremony for the biochemical facility. Mechel Group was represented by Chairman of Mechel’s Board of Directors Igor Zyuzin, Mechel-Steel Management Company OOO’s Chief Executive
Officer Andrei Deineko, Chelyabinsk Metallurgical Plant OAO’s Managing Director
Rashid Nugumanov and Mechel-Coke OOO’s Managing Director Pavel Shtark.
The new biochemical facility’s launch is part of Chelyabinsk Metallurgical
Plant’s long-term environment protection program*. It enables the company to deeply cleanse all of the waste water produced by Mechel-Coke, which is used for slaking coke, and decrease waste emissions by half.
The new facility was designed by Eastern Coal and Chemical Research Institute in
Yekaterinburg and employs the method of neutralizing waste water by applying special complexes of phenol-destroying microorganisms, which break waste into water and carbon dioxide. This technology allows the company to thoroughly cleanse its emissions of phenols, thiocyanates and ammonium nitrogen and ensures higher neutralization efficiency.
Investment in constructing the biochemical facility totaled some 900 million rubles (27.5 million US dollars**).
“The launch of Mechel-Coke OOO’s biochemical waste water cleansing facility is part of the ecological program Mechel is implementing at Chelyabinsk
Metallurgical Plant’s industrial area, which is subject to a sweeping modernization of its technical facilities. Every one of Chelyabinsk
Metallurgical Plant’s investment projects provides funds for environmental protection measures and introducing new equipment that will decrease or neutralize industrial waste, which helps to dramatically reduce the impact on the environment,” Mechel-Steel Management Company OOO’s Chief Executive Officer
Andrei Deineko noted.

*Mechel-Coke OOO is part of Mechel Group’s mining division, but operates on
Chelyabinsk Metallurgical Plant’s industrial base.
** According to the Russian Central Bank exchange rate of 30.5732 RUR/$ as of
October 27, 2011.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: October 27, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO